Exhibit 10.72

October 30, 2018
Andrew Laudato

Dear Andrew:

Vitamin Shoppe Industries Inc. (“Company” or “The Vitamin Shoppe”) is very pleased to offer you the position of Executive Vice President, Chief Technology Officer. You will report to Sharon Leite, Chief Executive Officer. Your start date will be on or about January 4, 2019, or such other date as mutually agreed.
The following will outline the general terms of our employment offer:
1.Position. You will perform the duties and services assigned to you by the Company. You will devote your full time and attention to the affairs of the Company and to your duties on the Company’s behalf. You will not be permitted to engage in outside business activities unless approved by the Company; provided that you may engage in charitable and community activities and manage your personal investments so long as such activities do not, individually or in the aggregate, interfere with the performance of your duties to the Company. Notwithstanding, you may be permitted to serve on the boards of directors of other companies with prior written approval from the Company, provided such service does not individually or in the aggregate, interfere with the performance of your duties to the Company, compete with the Company or its affiliates, or otherwise pose a potential conflict of interest.
2.Compensation. During your employment, the Company will pay you a base salary at a bi-weekly rate of $15,384.62 US, less lawful deductions, which is equivalent to $400,000 US on an annualized basis. The Company conducts performance appraisals and merit increase reviews for all employees annually. You will be eligible for a performance appraisal and consideration for a merit increase in March 2020.
3.Annual Bonus. Beginning in 2019, you will be eligible to participate in the Vitamin Shoppe, Inc. Management Incentive Plan (“MIP”), with a target bonus of 50% of your eligible earnings in each calendar year. Payment of a MIP bonus is made on an annual basis, based upon the Company’s performance against certain targets as outlined or approved by the Board of Directors, and can be increased or decreased based on the actual results and your individual performance toward mutually acceptable objectives. Payments, if any, will usually be paid in the first quarter of the following year, and in all events on or before March 15 of such year, after appropriate approval from the Board of Directors, or the appropriate committee of the Board of Directors. You acknowledge that the Company reserves the right to change the structure of the MIP from time to time in its sole discretion. You will not be eligible for a MIP bonus for 2018.
4.Sign-On Bonus. As an inducement for you to serve as an employee of the Company, the Company will make a one-time cash payment to you in the gross amount of $248,000, less lawful deductions, within thirty (30) days following the date your employment commences (the “Sign-On Bonus”).

5.Long Term Incentives. You will be eligible to participate in the Company’s equity plan (the “Plan”). Whether or not long term incentive grants are made, and, if so, the form, amount, and vesting of such grants is determined by the Compensation Committee of the Board of Directors from time-to-time. Subject to the approval of the Compensation Committee, for 2019 only, the Company will provide you a long term incentive grant valued at $500,000 as of the grant date. The form and vesting conditions of such grant shall be determined by the Compensation Committee. The Company may make future long term incentive grants to you in the ordinary course of business. Historically, awards to individuals at your level are valued at approximately $325,000 at the time of grant. Any such grants, if awarded, are subject to the terms of the Plan and the related grant award agreements, which may include terms regarding time-based and/or performance-based vesting over a period of continued employment, and forfeiture and repayment provisions if you breach certain covenants regarding confidentiality, trade secrets, non-competition or have engaged in fraud.
6.Relocation Benefits. The Company will offer one-time assistance for the reasonable costs associated with your relocation from Tennessee to New Jersey, subject to the terms of the Company’s Relocation Policy. Notwithstanding anything to the contrary in the Relocation Policy, after your employment commences but before your relocation to within a reasonable communizing distance of the Company’s headquarters in Secaucus, New Jersey:

•	The Company shall provide reasonable transportation costs for you to take trips home every other week (maximum of 12 round trips); and

•	The Company shall provide temporary living arrangements for up to a maximum of one hundred eighty (180) days after the commencement of your employment.
7.Repayment Obligations. The Sign-on Bonus and Relocation Benefits (described in Section 6 above) shall be subject to the following repayment obligations:

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If, within twelve (12) months after the commencement of your employment, (A) you give notice of resignation for any reason whatsoever or (B) your employment is terminated by the Company due to (i) a violation of The Vitamin Shoppe Standards of Business Conduct, any other policy governing the ethical performance of your job and/or any other law applicable to the ethical conduct of business, (ii) any conduct giving rise to immediate discharge (other than for performance), (iii) your failure or refusal to perform your material duties or (iv) your material breach of this letter agreement or any other agreement between you and the Company, then you shall repay to the Company the entire net amount of the Sign-On Bonus and the full amount of the Relocation Benefits provided to you or on your behalf (the “Sign-On Amounts”).

•
If your employment with the Company ends within twenty-four (24) months of the commencement of your employment for any of the reasons set forth in the above bullet, then you shall repay to the Company one-half the Sign-On Amounts.

By signing below, you expressly authorize the Company to deduct any amount owed pursuant to this Section from any salary, bonus, business expense reimbursement, accrued but unused vacation or other amounts due and owing to you, to the extent permitted by law. You also agree that to the extent there is a remaining balance after said deductions, you will repay such balance within ninety (90) days following the date of termination of employment. In the event that the Company has to enforce your repayment obligation pursuant to this Section 7, you hereby agree that you will be responsible for any costs and fees, including reasonable attorneys’ fees, incurred by the Company to enforce its rights to the extent the Company is a prevailing party in any such action.

8.Paid Time Off. You will be eligible to accrue paid time off (“PTO”) based on weeks worked, up to a maximum of 27 PTO days annually. Accrual, carryover, use and forfeiture of PTO is subject to applicable Company policies.

9.Holidays. You will be eligible for paid holidays. The Company observes the following holidays: Memorial Day, July 4th, Labor Day, Thanksgiving Day, Christmas Day, and New Year’s Day.
10.Other Employee Benefits. You will be eligible for additional employee benefits, including:

•	Partially subsidized health insurance, including dental, beginning on the thirty-first day of employment. Dependent coverage is also available. Available plans require employee contributions.

•
401(k) eligibility on the first day of the month following one full calendar month of employment.  Following one full year of employment, the Company will match 100% of the first 3% and 50% of the next 2% of your contribution. You will be eligible to receive the Company match on the first day of the month following your anniversary date.

•	Company-paid basic life insurance and AD&D coverage in an amount equivalent to your annualized salary, up to a maximum of $500,000.

•	Company-paid Long Term Disability insurance.
11.Employment at Will. Your employment will be “employment-at-will,” which means it is not for any definite period of time and the terms and conditions of employment may be modified or employment may be terminated by either you or by the Company at any time, for any reason, or for no reason. Your employment-at-will status will apply throughout your employment with the Company and cannot be modified except by an express, written contract that is executed by the Chief Executive Officer and you.
12.Intellectual Property. You acknowledge and agree that all writings, inventions, improvements, processes, procedures, programs, techniques and other data and information that are furnished to you by the Company or that you design, generate or develop within the scope of your employment with the Company or related to the business of the Company, whether on the Company’s property or otherwise, whether alone or with others, are and will remain the sole and confidential property of the Company. You specifically agree that all materials that you design, generate or develop within the scope of your employment with the Company, related to the business of the Company or using any confidential or proprietary information of the Company will be considered “works made for hire” under applicable law and that all such material will be owned exclusively by the Company. You hereby assign and transfer to the Company all right, title and interest that you may have in and to such materials under patent, copyright, trade secret, trademark and other applicable laws.
13.Confidentiality and Restrictive Covenants. Upon commencement of employment you will be asked to sign an agreement to acknowledge the confidential nature of all information disclosed in connection with your employment by the Company. You agree that in your work for the Company, you will not use or disclose any confidential information, including trade secrets of any current or former employer or third party to whom you have any obligation of confidentiality. You further agree that you can perform your duties to the Company without reliance on any such confidential information or trade secrets of any current or former employer or third party. You agree that you will not bring onto the Company’s premises, or transmit or store using any electronic communication equipment or computer network or system of the Company, any unpublished documents or property belonging to any current or former employer or third party to whom you have any obligation of confidentiality, including any documents or property containing confidential information or trade secrets. You represent and agree that in connection with your anticipated employment with the Company, including during your discussions with the Company, you (i) have not breached any restrictive covenant agreement to which you are bound, and (ii) have complied with all of your fiduciary obligations to any current or former employer or third party to whom you have any such obligations.
18 U.S.C. § 1833(b) states: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, you have the right to disclose in confidence trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. You also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this offer letter is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).
14.Taxes. All payments hereunder are subject to applicable tax withholdings.
15.Conditions. Your employment will be subject to all Company policies, procedures and practices, including our Standards of Business Conduct and Health Enthusiast Handbook. In addition, by accepting employment with the Company, you agree to arbitrate any disputes arising out of your employment as set forth in the Company’s Dispute Resolution Program, which you will be required to sign prior to beginning your employment with the Company.
The offer is contingent on: (i) a successful background check; and (ii) your completion of Section 1 of the Form I-9 on or before the end of your first day of employment and your presentation of your original documentation verifying your work eligibility and identification on or before the third day of employment.
Please indicate your acceptance by returning a signed copy of this offer to the Company.
We look forward with pleasure to your joining us.

Regards,

/s/ Teresa Orth

Teresa Orth
SVP, Human Resources

CC:     Sharon Leite, CEO

Acknowledgment:

I have carefully read and fully understand each of the terms of the foregoing offer of employment. I understand that by accepting employment with the Company, I agree to arbitrate any dispute arising out of my employment as set forth in the Company’s Dispute Resolution Program, which I will be required to sign prior to beginning my employment. I further understand that my employment with the Company is at-will, which means that either I or the Company may terminate the employment relationship at any time, for any reason, with or without cause.

/s/ Andrew Laudato                            October 30, 2018
Andrew Laudato                             Date

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